Orangekloud Technology Inc.

VIA EDGAR

July 23, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Alexandra Barone and Matthew Derby

Re:	Orangekloud Technology Inc.
Registration Statement on Form F-1
Filed February 20, 2024, as amended
File No. 333-277162

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orangekloud Technology Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 pm, ET on July 24, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer

cc:	Loeb & Loeb LLP
Pryor Cashman LLP